Exhibit

EXCELLON PARTNERS WITH HELMHOLTZ INSTITUTE FREIBERG TO ADVANCE SILVER CITY PROJECT

Toronto, Ontario – June 9, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) is pleased to announce an agreement (the “R&D Agreement”) with the Helmholtz Institute Freiberg for Resource Technology (“HIF”) for research and development on the 164 km2 Silver City Project in Saxony, Germany. Excellon will provide HIF with data and drill core samples from the Silver City Project through which HIF can test developing, cutting-edge exploration technologies in real time, including hyperspectral analysis of drill core.

“This R&D Agreement matches the exploration technologies of the future with Saxony’s historical mineral wealth,” stated Brendan Cahill, President and CEO of Excellon. “The Silver City Project realized over 750 years of high-grade silver production until the 1870s, yet had never seen modern day exploration for precious metals until 2019. We now have the opportunity to deploy the most advanced technologies as exploration commences. This agreement also reflects the wealth of learning and technical expertise in Freiberg, mere kilometres from the project. We are honoured to work with HIF to advance Silver City over the coming years.”

“We are excited for this strategic cooperation with Excellon Resources and with the Mineral Systems Analysis Group at the TU Bergakademie Freiberg on the Silver City Project,” stated Jens Gutzmer, founding director of the HIF. “As an economic geologist I am absolutely thrilled to seize this opportunity to test the precious metal potential and add to our understanding of the mineralization in the world-class Freiberg District.”

HIF pursues the objective of developing innovative technologies for the economy so that mineral and metalliferous raw materials can be made available and used more efficiently and recycled in an environmentally friendly manner. HIF was set up in 2011 by the German government as part of its national strategy for raw materials. The Institute is a constituent part of the Helmholtz-Zentrum Dresden-Rossendorf and works in close collaboration with TU Bergakademie Freiberg (the University of Freiberg). HIF is a core member of the European EIT RawMaterials network, having played a decisive role in its establishment.

Excellon is currently preparing to commence the first ever drill program for precious metals on the 164 km2 silver district. The Silver City Project is located within a large, high-grade epithermal system and has a long history of mining dating back to the 12th century, with no modern exploration for precious metals.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Brendan Cahill, President & CEO or

Ben Pullinger, SVP Geology

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.